Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Six Months
Ended June
30, 2018
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (56,048)
Fixed charges	38,810
Minority interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (17,238)

Fixed Charges
Interest expense	$ 38,683
Portion of rental expense representative of the interest factor	127
Total fixed charges	$ 38,810

Ratio of earnings to fixed charges (a)	-

(a) For the six months ended June 30, 2018 earnings were not sufficient to cover fixed charges by approximately $56.0 million.